Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012
Earnings Before Income Taxes	$(4,305,293)	$1,594,340	$4,264,952	$11,336,300	$67,446,792	$14,631,261
Add:
Fixed Charges	—	32,106	1,169,435	655,116	1,006,306	1,210,858
Subtract:
Capitalized Interest	—	—	624,717	59,711	405,984	1,010,974

Total Earnings Before Fixed Charges	(4,305,293)	1,626,446	4,809,670	11,931,705	68,047,114	14,831,145

Fixed Charges
Interest Expense	—	28,976	535,094	583,376	585,982	196,299
Capitalized Interest	—	—	624,717	59,711	405,984	1,010,974
Estimated Interest Component of Rent	—	3,130	9,624	12,029	14,340	3,585

Total Fixed Charges	—	32,106	1,169,435	655,116	1,006,306	1,210,858

Ratio of Earnings to Fixed Charges (1)(2)	—	50.7x	4.1x	18.2x	67.6x	12.2x

Insufficient Coverage	4,305,293	—	—	—	—	—

(1)	Due to the Company’s net pre-tax loss for the year ended December 31, 2007, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $4.3 million for the year ended December 31, 2007 to achieve a coverage of 1:1.
(2)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.